14049773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 18 2014
Washington DC
405

SEC FILE NUMBER
8- 33866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SNC CAPITAL MANAGEMENT CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2908 PARKSIDE DRIVE
(No. and Street)

HIGHLAND PARK (City) IL (State) 60035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHANDER WADHWA 847-716-0717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DRIVE, SUITE 3100 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHANDER WADHWA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SNC CAPITAL MANAGEMENT CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHELLE L SCALETTA
Notary Public - State of Illinois
My Commission Expires 08/05/2017

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNC CAPITAL MANAGEMENT CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2013

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2013

CONTENTS

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Stockholder
SNC Capital Management Corporation
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of SNC Capital Management Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SNC Capital Management Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

March 15, 2014

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 103,502	
Other receivable	1,217	
Investment in marketable securities	31,750	
		$ 136,469

STOCKHOLDER'S EQUITY

Common stock, $.10 par value; 1,000 shares authorized and issued	$ 100	
Retained earnings	139,115	
Accumulated other comprehensive loss	(2,746)	
		$ 136,469

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2013

OPERATIONS

COMMISSION REVENUE		$ 77,175
OPERATING EXPENSES:		
Commissions	$ 11,800	
Regulatory fees	5,218	
Clearing / brokerage fees	14,015	
Communications	2,952	
Professional fees	6,000	
Occupancy	2,813	
Promotion and entertainment	1,310	
Office expense	3,532	
Insurance	397	
		48,037
INCOME FROM OPERATIONS		29,138
OTHER INCOME (LOSS):		
Net realized loss on investment transactions	(4,066)	
Dividend and interest income, net	559	
		(3,507)
NET INCOME		$ 25,631

COMPREHENSIVE INCOME

NET INCOME, PER ABOVE	$ 25,631
OTHER COMPREHENSIVE INCOME:	
Unrealized gain on marketable securities	14,065
COMPREHENSIVE INCOME	$ 39,696

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock			Accumulated Other	
	No. of Shares	Amount	Retained Earnings	Comprehensive Income (Loss)	Total
BALANCES, BEGINNING OF YEAR	1,000	$ 100	$ 153,484	$ (16,811)	$ 136,773
OTHER COMPREHENSIVE INCOME			25,631	14,065	39,696
S-CORPORATION DIVIDENDS	-	-	(40,000)	-	(40,000) -
BALANCES, END OF YEAR	1,000	$ 100	$ 139,115	$ (2,746)	$ 136,469

See Notes to Financial Statements.

SNC CAPITAL MGMT CORP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATIONS:		
Net income	$ 25,631	
Adjustments to reconcile net income to net cash provided by operations:		
Net realized gain on investment transactions	4,066	
Decrease in deposit with clearing organization	41,379	
Changes in operating assets and liabilities:		
Assets - decrease (increase):		
Decrease in commissions receivable	529	
Decrease in other receivable	2,665	
Decrease in balance due from clearing organization	14,782	
Net cash provided by operations		$ 89,052
INVESTING ACTIVITIES:		
Net proceeds from investment transactions	4,851	
Net cash provided by investing activities		4,851
FINANCING ACTIVITIES:		
S Corporation dividends paid	(40,000)	
Net cash used in financing activities		(40,000)
NET INCREASE		53,903
CASH, BEGINNING OF YEAR		49,599
CASH, END OF YEAR		$ 103,502

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the year for Illinois replacement tax	$ -
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations:

SNC Capital MGMT Corp (Company) is an Illinois Corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of fees and commissions from investments in securities, but does not carry customer accounts. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies:

a. Basis of Presentation and Accounting:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

b. Revenue Recognition:

The Company primarily earns revenue through commissions determined with reference to funds placed with its clearing broker, based on provisions of an agreement with that clearing broker. The commissions are calculated, reported and recorded monthly, as earned.

c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Financial Instruments:

Marketable securities comprise substantially equity securities, stated at fair value, in accordance with FASB ASC 820, based on Level 1 inputs – quoted prices in active markets for identical assets or liabilities the Company has the ability to access. Since the securities are held as investments available for sale, and the Company is not in the business of trading, all unrealized gains and/or losses are recorded as adjustments in arriving at comprehensive net income, and entered directly to stockholder's equity as accumulated other comprehensive income (loss). The Company's other financial instruments comprise cash and receivables, for which recorded values approximate fair values based on their short-term nature.

2. Summary of Significant Accounting Policies - continued:

   e. Cash and Cash Equivalents:

   The Company maintains its cash in a bank account fully insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. The insurance is currently limited to $250,000. The account, at times, may have exceeded their insured limit; however, no losses have been incurred on the account.

   For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

   f. Commissions Receivable:

   The Company extends credit to its customers and generally requires no collateral. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk.

   Commissions receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts have been relatively immaterial.

   g. Income Taxes:

   Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, however, no provision for replacement tax has been made for 2013, as management feels it would have no material impact on the financial statements. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

   The Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. The adoption of this standard had no effect on the Company's financial statements.

2. Summary of Significant Accounting Policies - continued:

   h. Management's Review of Subsequent Period:

      Management has evaluated subsequent events for potential recognition and/or disclosure through March 15, 2014, the date of the Independent Auditors' Report.

3. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

3. Fair Value of Financial Instruments – continued:

Investments that are included in this category generally include equity and debt positions in private companies. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See note 2d.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2013, the Company had net capital of $116,706, which was $111,706 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2013.

5. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subject it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

SNC CAPITAL MANAGEMENT CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 136,469
Less:	
Charge for Excess Deductible on Fidelity Bond	(15,000)
Haircuts on securities	(4,763)
NET CAPITAL	116,706
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 111,706
EXCESS NET CAPITAL AT 120%	$ 110,706

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ -
Ratio: Aggregate indebtedness to Net Capital	0 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, as amended, filed by the Company as of December 31, 2013.

SNC CAPITAL MANAGEMENT CORP.

DECEMBER 31, 2013

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that Rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that Rule.

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Stockholder
SNC Capital Management Corporation
Chicago, Illinois

In planning and performing our audit of the financial statements of SNC Capital Management Corporation (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified deficiencies relating to a lack of segregation of duties that we consider to be a material weakness, as described above. This lack of segregation of duties was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 15, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

March 15, 2014